UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66689 / March 30, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14725

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In the Matter of	:
	: ORDER MAKING FINDINGS AND
THERMO TECH TECHNOLOGIES INC.,	: REVOKING REGISTRATIONS BY
T.V.G. TECHNOLOGIES LTD., and	: DEFAULT
VISUAL FRONTIER, INC.	:

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       The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on January 31, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Thermo Tech Technologies Inc. (Thermo Tech), T.V.G. Technologies Ltd. (T.V.G. Technologies), and Visual Frontier, Inc. (Visual Frontier), (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

       The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by March 12, 2012. See 17 C.F.R. §§ 201.141(a)(2)(ii), (iv). Respondents' Answers were due within ten days after service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b). To date, no Respondent has filed an Answer. A telephonic prehearing conference was held on March 28, 2012, at which Respondents did not appear.

       Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

       Thermo Tech (CIK No. 919965) is a Yukon corporation located in Selangor, Malaysia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Thermo Tech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended April 30, 2000, which reported a net loss of over $43 million (Canadian) for the prior twelve months. As of January 23, 2012, the company's stock (symbol "TTRIF") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

T.V.G. Technologies (CIK No. 906332) is an Israeli company located in Rehovot, Israel, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). T.V.G. Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2000, which reported a net loss of over $6.2 million for the prior twelve months. As of January 23, 2012, the company's stock (symbol "TVGTF") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Visual Frontier (CIK No. 1103760) is a void Delaware corporation located in Taipei Hsien, Taiwan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Visual Frontier is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of over $1 million for the prior nine months. As of January 23, 2012, the company's stock (symbol "VFTR") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Thermo Tech Technologies Inc., T.V.G. Technologies Ltd., and Visual Frontier, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge